EXHIBIT 99.1

Estre Ambiental Announces the Results of its
2018 Annual General Meeting

SÃO PAULO, October 25, 2018 -- Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company” or “Estre”), one of the leading waste management companies in Latin America, announced today the results of its annual general meeting (the “AGM”) that was held at the offices of the Company located at 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, São Paulo, 04543-900 – SP, Brazil on October 25, 2018 at 10.30am (São Paulo time) and was webcast live over the Internet.

Holders of an aggregate of 66.99% of the Company's issued ordinary shares and Class B shares, as of the record date, September 7, 2018, were present in person or by proxy at the AGM. The AGM approved the appointment of Gesner Oliveira, Fabio Pinheiro and Ricardo Pelúcio as Class I Directors of the Company with immediate effect and approved, ratified and confirmed the appointment of Ernst & Young Auditores Independentes S.S. as the independent auditors of the Company for the financial year ending December 31, 2018.

Commenting on the results of the AGM, Mr. Sergio Pedreiro, CEO of Estre, stated, “We would like to express our thanks for supporting further efforts by Estre's Board of Directors and management as we continue to implement strategies to move the Company forward for the benefit of all shareholders.”

Forward-Looking Statements

This press release may contain forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements are subject to a number of risks and uncertainties. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations. All forward-looking statements included herein are based upon information available to the Company as of the date hereof, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contacts

Investor Relations
ir@estre.com.br
+55 11 3709-2365

Media Relations
press@estre.com.br
+55 11 3709-2421